Exhibit 99.1

     Industry Canada                             Industrie Canada

Certificate of Incorporation	Certificat de constitution

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

QUEST URANIUM CORPORATION

CORPORATION URANIUM QUEST	678493-3

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the Canada Business Corporations Act.	Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la Loi canadienne sur les sociétés par actions.

June 6, 2007 / le 6 juin 2007
Richard G. Shaw	Date of Incorporation - Date de constitution
Director - Directeur

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF INCORPORATION (SECTION 6)	STATUTS CONSTITUTIFS (ARTICLE 6)

Processing Type - Mode de Traitement:            E-Commerce/Commerce-É

1.	Name of Corporation - Dénomination de la société

QUEST URANIUM CORPORATION

CORPORATION URANIUM QUEST

2.	The province or territory in Canada where the registered office is to be situated -
La province ou le territoire au Canada où se situera le siège social

QC

3.	The classes and any maximum number of shares that the corporation is authorized to issue -
Catégories et le nombre maximal d’actions que la société est autorisée à émettre

The annexed schedule is incorporated in this form.

L’annexe ci-jointe fait partie intégrante de la présente formule.

4.	Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s’il y a lieu

The annexed schedule is incorporated in this form.

L’annexe ci-jointe fait partie intégrante de la présente formule.

5.	Number (or minimum and maximum number) of directors -
Nombre (ou nombre minimal et maximal) d’administrateurs

Minimum: 1     Maximum: 15

6.	Restrictions, if any, on business the corporation may carry on -
Limites imposées à l’activité commerciale de la société, s’il y a lieu

The annexed schedule is incorporated in this form.

L’annexe ci-jointe fait partie intégrante de la présente formule.

7.	Other provisions, if any - Autres dispositions, s’il y a lieu

The annexed schedule is incorporated in this form.

L’annexe ci-jointe fait partie intégrante de la présente formule.

8.	Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature

HEENAN BLAIKIE CORPORATE SERVICES INC.	1250 RENÉ-LÉVESQUE BLVD. W., #2500, MONTRÉAL, QUEBEC, CANADA, H3B 4Y1	NEIL WIENER

Item 3 - Shares / Rubrique 3 - Actions

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

COMMON SHARES

The holders of the common shares are entitled:

a) To vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

b) To receive any dividend declared by the Corporation on the common shares; and

c) Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up of the Corporation.

The Corporation may at any time and from time to time purchase any issued common shares outstanding from any holder of the same, and such purchase need not be made pro rata from the holders of such shares.

PREFERRED SHARES

The rights, privileges, conditions and restrictions attaching to the preferred shares shall be as follows:

a) The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation.

b) The directors of the Corporation shall, by resolution duly passed before the issue of any preferred shares of any series, determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series, including but without in any way limiting or restricting the generality of the foregoing, the rate of preferential dividends, if any, the dates of payment thereof, the terms and conditions of redemption, if any, and conversion rights, if any, the whole as may be confirmed and declared by articles of amendment. Notwithstanding the foregoing, no preferred shares shall have attached to them any right to vote at any meeting of shareholders other than as provided for pursuant to the Canada Business Corporations Act.

c) For the purposes hereof, the term “redemption price” for any preferred share shall mean:

i) Where such share was issued for money, the amount for which such share was issued; and

ii) Where such share was issued in whole or in part for a consideration other than money, then the amount in money (if any) paid for the issue of such share, plus an amount equal to the fair market value of such other consideration received; such fair market value shall be calculated as at the date of issue of such share and shall be determined in accordance with recognized standards of valuation.

The redemption price shall be reduced by the amount of any return of capital paid to the holder of any preferred share as of the date of such return of capital.

d) In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the preferred shares of each series shall receive, before any distribution of the assets of the Corporation is made among the holders of the common shares and any other shares ranking junior to the preferred shares of the Corporation, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid and no more. The preferred shares of each series shall also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued.

e) The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital.

f) Subject to the issuance of a Certificate of Amendment by the Director under the Canada Business Corporations Act, the Corporation may at any time or times or from time to time pass a special resolution or resolutions whereby all or any of the rights, privileges, conditions and restrictions attaching to or affecting the preferred shares may be amended, modified, altered and/or repealed, or the application thereof suspended in any particular case, but no such special resolution shall be effective or acted upon unless and until it has been sanctioned by the affirmative vote of the holders of not less than two-thirds (2/3) of the preferred shares represented and voted at a meeting duly called for considering the same, in addition to such other vote of other classes of shareholders as may be required by the Canada Business Corporations Act.

Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

None

Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale

None

Item 7 - Other Provisions / Rubrique 7 - Autres dispositions

None